SEC
Mail Proc
Secti
MAR 02 2021
Washington DC
416

21002828

)MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Heritage Capital Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4417 Beach Blvd., Suite 302
(No. and Street)

Jacksonville	**FL**	**32207**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Kravet **904-354-9600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rosenfield & Company, PLLC
(Name - if individual, state last, first, middle name)

Capital Plaza II, 301 East Pine St., Ste 975	**Orlando**	**FL**	**32801**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Kravet, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Joy A. Roop
My Commission HH 031146
Expires 08/11/2024

Signature

President

Title

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Heritage Capital Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4417 Beach Blvd., Suite 302
(No. and Street)

Jacksonville	**FL**	**32207**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Kravet **904-354-9600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rosenfield & Company, PLLC
(Name - if individual, state last, first, middle name)

Capital Plaza II, 301 East Pine St., Ste 975	**Orlando**	**FL**	**32801**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Doug Kravet, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Joy A. Roop
My Commission HH 031146
Expires 08/11/2024

Doug M. K
Signature

President
Title

Joy A. Roop
Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2020

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

CONTENTS:

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

(888) 556-1154
INFO@ROSENFIELDANDCO.COM
WWW.ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owners
Heritage Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rosenfield & Company PLLC

We have served as the Company's auditor since 2017.
Orlando, Florida
February 24, 2021

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020

Assets:

Cash	$ 813,347
Accounts receivable	
Client	70,388
Related parties	63,993
Other	31,621
	166,002
Marketable securities owned, at fair value	87,811
Prepaid expenses and other assets	50,985
Operating lease assets	163,322
Equipment, net of depreciation	21,597
Total Assets	$ 1,303,064

Liabilities and Stockholders' Equity:

Accounts payable	$ 167,591
Related party payables	358,913
Accrued expenses	40,797
Operating lease obligations	165,570
Total liabilities	732,871
Stockholders' equity:	
Common stock ($0.10 par value)	
1,000 shares authorized,	
issued and outstanding	100
Additional paid-in capital	707,933
Accumulated deficit	(137,840)
Total Stockholders' equity	570,193
Total Liabilities and Stockholders' Equity	$ 1,303,064

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:	
Mergers & acquisitions	$ 8,636,177
Consulting	1,501,052
Total revenues	10,137,229
Cost of services	(7,559,685)
Gross profit	2,577,544
Expenses:	
Payroll	426,927
Phone & information services	176,340
Professional fees	172,894
Rent	113,647
Dues & subscriptions	73,197
Marketing	31,290
Commissions & fees	19,600
Office	57,441
Depreciation	19,250
Contributions	4,083
Travel, Conferences & Meetings	1,854
Client reimbursable, net of income	(3,000)
Bad debts	7,234
Operating & maintenance	661
Total expenses	1,101,418
Operating Income	1,476,126
Other Income (Expense):	
Related party reimbursable, net of expense	(5,167)
Unrealized gains on marketable securities	8,982
Dividend income	1,686
Total other income	5,501
Net Income	$ 1,481,627

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2020	$ 100	$ 707,933	$ (174,467)	$ 533,566
Capital Contribution	-	-	-	-
Distributions to Stockholders	-	-	(1,445,000)	(1,445,000)
Net Income	-	-	1,481,627	1,481,627
Balance at December 31, 2020	$ 100	$ 707,933	$ (137,840)	$ 570,193

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities:		
Net Income	$	1,481,627
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		19,250
Non-cash dividends		(1,103)
Unrealized gains on marketable securities		(8,982)
Changes in operating assets and liabilities:		
Decrease in receivables		249,816
Decrease in prepaid expenses and other assets		19,810
Decrease in accounts payable and accrued expenses		(116,949)
Increase in operating lease liability		426
Net cash flows from operating activities		1,643,895
Cash Flows From Investing Activities:		
Purchase of equipment		(10,977)
Cash Flows From Financing Activities:		
Stockholders' distribution		(1,180,000)
Net change in cash		452,918
Cash at the beginning of the year		360,429
Cash at the end of the year	$	813,347
Supplemental disclosure on non-cash financing activities:		
Non-cash stockholders' distribution	$	265,000

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 1 – Organization and Nature of Operations:

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

The Company's operations are subject to several factors that can affect its operating results and financial condition, including but not limited to, the results of its consulting and advisory services and the availability of mergers and acquisitions transactions. For the year ended December 31, 2020, the Company had net income of $1,481,627, generated positive cash from operating activities of $1,908,895 and at December 31, 2020 had an accumulated deficit of $137,840. During the year ended December 31, 2020, the Company's stockholders (Note 6) received equity disbursements totaling $1,180,000 and declared a dividend of $265,000, which is included in related party payable on December 31, 2020 to be disbursed in January 2021.

Note 2 – Summary of Significant Accounting Policies:

Accounts Receivable:
The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities owned, at fair value:
The Company's investments in marketable securities are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

This standard utilizes a fair value hierarchy, which describes the following three levels of inputs that may be used to measure fair value:

Level 1: Values measured using quoted prices in active markets for identical investments. The Company's marketable securities owned are all valued pursuant to this level.

Level 2: Values measured using observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Values measured using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Net realized and unrealized increases or decreases in fair value of the investments in marketable securities are included in net earnings.

Equipment and Depreciation:
Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes:
Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax returns of the stockholders and are taxed based upon their personal tax statuses and returns. The Company uses the cash basis of accounting for income tax purposes.

The Company files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statutes and limitations, audits, changes in tax law, and new authoritative rulings.

Advertising:
Advertising costs are expensed as incurred.

Cash and Cash Equivalents:
For the purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.

Use of Estimates:
The preparation of the financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial reporting impact of Covid-19:
On March 11, 2020 the World Health Organization declared the spread of coronavirus (Covid-19) a global pandemic. The impact of the pandemic globally on both public health and the economy has been unprecedented and its consequences continue to evolve. The Company has considered the impact in preparing it financial report for the year ended December 31, 2020. No changes to estimates or assumptions have been applied as of the end of the fiscal year, the impact of events that arise after the reporting period will be accounted for in future reporting periods.

Leases:
The company recognizes at lease commencement a right-of-use (ROU) asset and lease liability based on the present value of the future lease payment over the lease term. The Company has elected to not recognize a ROU asset and lease liability for the leases with terms of 12 months or less. Our lease does not explicitly state the discount rate implicit in the lease, we use our risk-free interest rate derived from the treasury yield curve (3%) on the commencement date to calculate the present value of the future payments.

In addition to the base rent, real estate leases typically contain provisions for common-area maintenance and other similar services, which are considered non-lease components for accounting purposes. For our real estate leases, we apply a practical expedient to include any non-lease components in calculating the ROU asset and lease liabilities. For all other types of leases, non-lease components are excluded from our ROU assets and lease liabilities and expensed as incurred.

The Company monitors changes in circumstances that alter the timing or amount of future lease payments that may result in the remeasurement of a lease liability with a corresponding adjustment to the ROU asset. ROU assets for operating leases are periodically reviewed for impairment losses under ASC 360-10, Property, Plant and Equipment, to determine weather a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Revenue Recognition:
Revenue is earned from advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

All revenues of the Company are recorded in accordance with ASC 606, which is recognized when (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The company will recognize revenue for any retainers, which are non-refundable, and consulting contracts as they are billed. Revenue from merger & acquisition contracts will be recognized when there is a successful sale of the business.

The majority of revenue arrangements consist of a performance obligation to provide strategic consulting and merger & acquisition services in return for compensation. Based on the Company's evaluation process and review of contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with the Company's revenue recognition policy under previous guidance.

Note 3 – Net Capital Requirements:

Pursuant to the Securities and Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company's ongoing maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily.

At December 31, 2020, the Company reported net capital of $380,253, which was $342,283 in excess of its net capital requirement of $37,970. The Company's ratio of aggregate indebtedness-to-net capital was 1.4978 to 1. Accordingly, the Company is in compliance with its net capital requirements at December 31, 2020.

Note 4 – Investments in Marketable Securities Owned, at Fair Value:

The Company's investments in marketable securities owned, at fair value, consist of common stocks and mutual funds with fair value based on quoted prices in active markets (all Level 1 measurements).

Investments are summarized as follows at December 31, 2020:

	Cost	Fair Value	Total Unrealized Gains	2020 Unrealized Gains
Common stocks	$ 3,300	$ 39,822	$ 36,522	$ 7,692
Mutual funds	45,029	47,989	2,960	1,290
	$ 48,329	$ 87,811	$ 39,482	$ 8,982

Note 5 – Equipment:

Equipment is summarized as follows:

	Useful life (years)	
Office and computer equipment	5-7	$72,260
Furniture and fixtures	5-7	30,915
Leasehold improvements	3-7	24,372
		127,547
Less accumulated depreciation		105,950
		$21,597

Depreciation expense totaled $19,250 for the year ended December 31, 2020.

Note 6 – Related Party Transactions:

The Company has an Expense Sharing and Professional Service Agreements with Business Valuation, Inc. ("BVI"), a corporation wholly-owned by the Company's majority stockholder, in which each company shares rent and other occupancy costs, as well as payroll costs for the administrative personnel who perform services for both companies. The Company also incurs certain expenses related to various BVI analysts who provide subcontractor services.

The Company paid BVI $710,047 during the year ended December 31, 2020 for the above services, which were recorded as expense, and related parties owed the company $69,319 for subcontractor services and certain other expenses. The Company received a non-reimbursable benefit of $70,522 from BVI, which reduced payroll expenses in 2020. BVI owed the Company $9,472 for other operating expenses at December 31, 2020, which is included in related party payables and receivables in the accompanying Statement of Financial Condition.

Commissions and fees to stockholders totaled $4,982,213 for the year ended December 31, 2020 and are included in cost of services in the accompanying Statement of Income.

Additionally, the stockholders' and independent contractor agreements contain a provision that each stockholder and principal, after a grace period of eighteen months, is responsible for earning a minimum fee income of $3,333 per month, or $40,000 per year, to cover various overhead expenses incurred by the Company. Amounts received by the Company from the client fee income are credited toward the minimum overhead amount for each stockholder and principal.

As of December 31, 2020, the amount due to stockholders of $289,594 is included in accounts payable – related parties in the accompanying Statement of Financial Condition, and includes a scheduled distribution of $265,000 to stockholders in January 2021. Amounts due from stockholders

for travel expenses, legal fees, and analyst fees was $54,521 is part of the $63,993 accounts receivable related party in the accompanying Statement of Financial Condition.

Steel Beach Advisors, LLC ("SBA") has identical ownership as the Company. SBA functions as a business broker and as a real estate broker on smaller transactions that do not benefit from FINRA rules and published guidance. The company does not have an Expense Sharing or Professional Service Agreement with SBA. Periodically, invoices from outside service providers may co-mingle amounts due from SBA on invoices sent to The Company or vice a versa. When this circumstance arises, the companies settle the discrepancy by issuing an invoice for the amount due.

Note 7 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by its customers.

For the year ended December 31, 2020, fees and consulting income generated 14.8% of the Company's total revenues, and three of the Company's clients accounted for 31.0% of total revenue from fees and consulting with no client accounting for more than 14%. Receivables due from two clients represented approximately 46.2% of accounts receivable at December 31, 2020.

M&A activity for the year ended December 31, 2020 comprised 85.2% of total revenues with four transactions delivering 84.7% of M&A revenue.

Note 8 – Commitments and Contingencies:

Our leases for office space make up 100% of our lease obligations.

Effective November 1, 2014, the Company entered into a non-cancellable lease agreement for its new office location in Jacksonville, Florida. The lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring October 31, 2021 (0.8years); However, the company is engaged in discussions to renew the current space as well as exploring options to lease different office space. The Company subleases a percentage of its Jacksonville, FL space to BVI based on square footage usage. Rent expense, net of sublease amounts billed to BVI, totaled $113,647 for the year ended December 31, 2020.

Estimated sublease income from BVI for the year succeeding December 31, 2020 are as follows:
2021 - $71,068.

Effective September 1, 2020 the Company entered into a non-cancellable lease agreement for its new office location in Savannah, Georgia at a cost of $900 per month for the duration of the term. The lease expires August 31, 2023 with an option to renew.

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31, 2020	Obligations	Lease Liability	Right of Use Asset
2021	$ 148,679	$ 16,891	$ 16,891
2022	$ 10,236	$ 6,656	$ 6,656
2023	$ 6,656	$ -	$ -
	$ 165,570		

Except for the lease commitments, the Company has no other material commitments or contingencies existing as of December 31, 2020 that might result in a loss or future obligation. Additionally, there are no claims or unasserted claims of which the Company is aware as of December 31, 2020.

Note 9 – Subsequent Events:

On January 1, 2021, the majority stockholder sold 150 shares of common stock to two principals of the Company, and they assumed all roles and responsibilities as outlined in the shareholder agreement dated January 1, 2021.

In January 2021, The Company reached a settlement with a prior client and received compensation for approximately $1 million.

HERITAGE CAPITAL GROUP, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
Of the Securities and Exchange Commission
DECEMBER 31, 2020

Net Capital:	
Total Stockholders' equity	$ 570,193
Fees receivable	(107,066)
Equipment, net	(21,597)
Prepaid expenses and other assets	(50,985)
Tentative Net Capital	390,545
Haircut on marketable securities	(10,292)
Net Capital	$ 380,253
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 526,504
Accrued expenses	40,796
Lease liability	2,248
Total Aggregate Indebtedness	569,548
Non Aggregate Indebtedness Liabilities	
Lease liability	163,322
Total Liabilities	732,870
Computation of basic net capital requirement:	
One-fifteenth of Aggregate Indebtedness	37,970
Minimum dollar net capital requirement	5,000
Net capital requirement (Greater)	37,970
Excess Net Capital	$ 342,283
Percentage of Aggregate Indebtedness To Net Capital	149.78%

There were no material differences existing between the above computation and that reported in the Company's corresponding unaudited Form A-17a Part IIA filed for the year. Accordingly, no reconciliation is necessary.

HERITAGE CAPITAL GROUP, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO SEA RULE 15c3-3
DECEMBER 31, 2020

The Company, as a Non-Covered Firm, claims an exemption under SEA Rule 15c3-3, on reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC Staff. The firm has represented that it does not and will not, (1) directly or indirectly received, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4. (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain engaging solely in activities permitted for capital acquisition broker ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

Because of this reliance, the firm has no reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

The Company, as a Non-Covered Firm, claims an exemption under SEA Rule 15c3-3, on reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC Staff. The firm has represented that it does not and will not, (1) directly or indirectly received, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4. (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain engaging solely in activities permitted for capital acquisition broker ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

Because of this reliance, the firm has no possession or control obligations under SEA Rule 15c3-3(b) because its business is limited to activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

ROSENFIELD & Co. PLLC
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owners
Heritage Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Act 1934, in which (1) Heritage Capital Group, Inc. (the "Company") claimed an exemption from 17 C.F.R. 240.15c3-3 on reliance of footnote 74 to SEC Release 34-70073 and (2) the Company stated that it had met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on reliance of footnote 74 to SEC Release 34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rosenfield & Company PLLC
Orlando, Florida
February 24, 2021

HERITAGE CAPITAL GROUP, INC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2020

Heritage Capital Group, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 on reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff throughout the year ended December 31, 2020.

(2) The Company has met the exemption provisions in reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff throughout the year ended December 31, 2020 without exception.

We, Douglas M. Kravet and C. Donald Wiggins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

C. Donald Wiggins
Chief Executive Officer
Heritage Capital Group, Inc.

February 24, 2021

Douglas M. Kravet
President
Heritage Capital Group, Inc.

February 24, 2021